1


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
              Under Section 12(b) or (g) of The Securities Exchange
                                   Act of 1934


                               E-data Corporation
                 (Name of Small Business Issuer in its charter)

       Delaware                                         87-0360453
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(State or other jurisdiction of            I. R. S. Employer Identification No.)
incorporation or organization)


 26 Harbor Park Drive, Port Washington, New York                      11050
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 (Address of principal executive offices)                         (Zip Code)


Issuer's telephone number (516)626-5243
                          -------------

        __
        \ \   Securities to be registered pursuant to Section 12(b)
         --   of the Act:


  Title of each class               Name of each exchange on which registered

-------------------------             -------------------------------------

--------------------------            -------------------------------------

        __
        \X\   Securities to be registered pursuant to Section 12(g)
         --   of the Act:

               Common Stock, par value $.001 per share
   ------------------------------------------------------------------------
                           (Title of Class)

   ------------------------------------------------------------------------
                           (Title of Class)

                             INTRODUCTORY STATEMENTS

Forward Looking Statements

     When used herein, the words "may," "could," "estimate," "believe," "anticipate," "think," "intend," "will be," "expect," "plan," "hope," and similar expressions identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not guarantees of future performance and involve known and unknown risks and uncertainties, and other factors, which could cause actual results to differ materially from those in the forward-looking statements. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. For a discussion of such risks and uncertainties, including risks relating to our working capital deficiency and other factors, readers are urged to carefully review and consider various disclosures made by E-data Corporation ("E-data" or the "Company") which attempt to advise interested parties of the factors which affect E-data's business, including, without limitation, the disclosures made under the caption "Business" in Item 1 hereof and "Management's Discussion and Analysis of Financial Condition or Plan of Operation" in Item II of Part I.

PART I

I.       Description of Business

History

     E-data Corporation ("E-data or the "Company"), a Delaware corporation, was incorporated on December 22, 1959, under the name Domestic Credit Corporation in Utah. Management believes, based on certain public filings, that in 1975 the Company ceased operations and sold its assets. On April 3, 1980, the Company was reactivated to engage in the gift delivery business. On April 28, 1980, the Company changed its name to Mardyne, Inc.; on January 10, 1985, to Dial-A-Gift, Inc.; and on October 29, 1994, to Interactive Gift Express, Inc. Between 1985 and 1995, the Company engaged in activities related to the gift-delivery business. On November 8, 1995, the Company changed its name to the present name, and in late 1995 the Company's management was replaced in connection with the transaction that brought E-data into its present area of operations. At a Shareholders' Meeting in January 2000, management was again replaced, and the Directors and officers who are now currently in place began to be assembled.

     Pursuant to the vote of a majority of the Company's shareholders at a Shareholders' Meeting on March 6, 2002, the Company was reincorporated in Delaware. The reincorporation was accomplished by the merger of the Company's predecessor, which was a Utah corporation, into a wholly owned Delaware subsidiary. The Utah corporation ceased to exist, and the shareholders of the Utah corporation were deemed to have received shares of Common Stock of the Delaware subsidiary on a pro rata basis. The Certificate of Incorporation and By-Laws of the Delaware company (which are attached as Exhibits to this Form 10-SB) became the Certificate of Incorporation and By-Laws of the Company.

     As part of the reincorporation process, the Company amended its Certificate of Incorporation in two ways. First, the Board of Directors was classified, or "staggered", so that only some of the Directors stand for election or reelection to the Board each year. The directors are divided into three classes, which will be kept as nearly equal in number as possible. One class will hold office initially for a term expiring at the 2003 annual meeting; another will hold office initially for a term expiring at the 2004 annual meeting; and another class will hold office initially for a term expiring at the 2005 annual meeting. At each annual meeting following this initial classification and election, the successors to the class of directors whose term expires at that meeting will be elected for a three-year term.

     The staggered board will significantly extend the time required to effect a change in control of the Board of Directors and may discourage hostile takeover bids for the Company. Previously, a change in control of the Board of Directors could have been made by shareholders holding a plurality of the votes cast at a single annual meeting. With a classified board, it will take at least two annual meetings for even a majority of shareholders to make a change in control of the Board of Directors, because only a minority of the directors will be elected at each meeting. Management is not presently aware of any threat of a tender offer or other means of acquiring control of the Company.

     Second, the stockholders adopted an amendment to the Certificate of Incorporation pursuant to which, if action is to be taken by the stockholders without a meeting, then the written consent of the holders of all of the shares of capital stock of the Corporation entitled to vote on such action will be required. However, if the proposed action has been authorized by the Board of Directors, then the action may be taken by the written consent of the holders of not less than a majority of the shares of capital stock entitled to vote on such action.

Business Development

     E-data has as its present core business the managing of the Freeny Patent (described below). This includes the identification of potential infringers, the negotiation of licensing agreements (including with market testers), and the negotiation of settlements with companies that E-data believes have or are infringing the Freeny Patent. E-data has been engaged in this activity for about seven years. These actions are completely unrelated to any of the previous activities in which the prior incarnations of the Company were engaged.

The Freeny Patent

     On December 28, 1994, pursuant to the Second Amended and Restated Contract to Purchase Technology between E-data and Avedas, Inc., E-data purchased U.S. Patent No. 4,528,643, widely referred to as the "Freeny Patent" which, at the time, was registered in the United States, Canada and ten European countries . (A copy of that contract is attached to this Form 10-SB as an Exhibit.) The Freeny Patent was applied for in 1983, and was granted in 1985. The Company believes that the Freeny Patent covers any process that transmits information from a central source to any type of point of sale terminal, and embodies that information in a material object that is then bought by the consumer. The Company also believes that many of the interactive and technical innovations that have been, or are currently being, brought to market are infringements on the Freeny Patent. The Company intends to aggressively pursue the licensing of all business activities believed to be covered by the Freeny Patent, to energetically prosecute all infringements, and to otherwise fully exploit its patent rights.

     The purchase of the Freeny Patent included the rights for Canada and for the European Union countries (EU). Patent rights in Canada and the EU countries expire on July 9, 2006, 3 years beyond the US Patent expiration date. The Canadian Patent Registration Number is 1,240,390. The EU Patent Registration Number is 0195098 (85103199.7). The EU Patent Registration is in effect in the United Kingdom, Belgium, Luxembourg, Sweden, Germany, Austria, France, Switzerland, the Netherlands, and Italy.


     The Freeny Patent was described in a recent Federal Court decision (99-1324, July 13, 2001, Federal Circuit Court of Appeals) as follows:

     "The Freeny Patent is directed to a system for reproducing information in material objects at point of sale locations. Prior to the invention disclosed in the Freeny Patent, information disseminated to consumers in material objects, such as tape recordings, books, and records, was recorded onto the material objects at a central manufacturing facility, and the material objects were then shipped to remote retail locations for sale. These systems required centralized [facilities for manufacturing] material objects and extended distribution networks for distributing [them]. The manufacturing facilities and distribution networks represented substantial costs ultimately borne by consumers."

     "Manufacturers had to estimate consumer demand for each new information-specific product and had to manufacture and ship quantities of material objects sufficient to meet the estimated demand at each retail location. Retailers had to make similar estimates to determine how many material objects for each information-specific product to order and keep in inventory. A low estimate of consumer demand resulted in unsatisfied customers and lost sales. On the other hand, high estimates left some material objects unsold, resulting in unrecouped costs."

     "To overcome these and other related problems, the Freeny Patent provides a system for the distributed manufacture and sale of material objects at multiple locations directly serving consumers. The system includes . . . an "information control machine" or "ICM" and a plurality of remotely located manufacturing stations referred to as "information manufacturing machines" or "IMMs". At each IMM, a consumer selects the desired information and initiates a communication from the IMM to the ICM to gain authorization for copying of the selected information onto a desired type of material object. The consumer then waits for the IMM to receive the authorization, after which the selected information is copied by the IMM onto a blank material object. The invention can be used with a wide variety of information and material objects, such as music on cassettes and text on paper. Irrespective of the type of information and material object, the invention requires the purchase of the material object by the consumer, and the material object must contain information that was copied onto it at the point of sale location."

     "According to the Freeny Patent, the information can be copied onto a selected type of material object whenever a consumer requests it. Consumer demand thus can be met without having to rely on manufacturing estimates and without having to bear the costs associated with overproduction, inventory control, shipping and warehousing."

     The explosive growth of the Internet as a business medium increases the value of the Freeny Patent. As an increasing number of consumers become Internet users, and businesses respond by initiating and enhancing e-commerce ventures, more and more products will be marketed and made available as information downloadable onto a material object. Thus, for example, print-on-demand companies may be targeted by the Company as infringers of the Freeny Patent. Online suppliers of sheet music or of music that is downloaded onto a CD with the assistance of instructions from the seller; sellers of "e-books" which are downloaded and burned onto a CD or transferred from the hard drive to a separate device; on-line suppliers of forms (such as tax forms), maps and other types of information that are of little use unless reproduced as "hard copy"; all such activities are believed by the Company to be activities that infringe the Freeny Patent. Such infringers will be identified by the Company in order to be offered license agreements or, where licensing negotiations fail, to be sued as infringers. In addition, other ventures not directly related to the Internet, but which still involve the downloading of information from a remote source to a point of sale location - such as electronic ticket-issuing kiosks - will be a focus of the Company's license-or-litigate efforts.

         IBM , Adobe, Vocaltec, Kidsoft and Monotype Typography were among the Company's first licensees late in 1995.

The SDNY Case

     E-data sued Telebase Systems, The Library Corporation, Intuit, and fifteen other defendants in the Federal District Court for the Southern District of New York ("SDNY" or the "District Court") in 1995 (the "SDNY case"). During those proceedings, the District Court ordered E-data to file a binding claim construction report, that is, a series of definitions of some of the important terms used in the Freeny Patent. The District Court rendered an opinion on May 15, 1998, narrowly construing the claims of the Freeny Patent in a manner that was extremely unfavorable to the Company.

     After the District Court's decision, the parties entered into a Stipulated Order and Judgment in which E-data conceded that none of the defendants had infringed, or was then infringing, any claim of the Freeny Patent as construed by the District Court. That Judgment enabled E-data to appeal to the Court of Appeals for the Federal Circuit (the "CAFC"), claiming that the District Court's claim construction was incorrect.

     The CAFC vacated the District Court decision, holding that the claim construction by the District Court was too narrow. The CAFC also concluded, in favor of E-data, that neither the doctrine of waiver nor the doctrine of judicial estoppel - legal theories raised by some of the defendants - applied in this case. However, the CAFC did not agree with the Company's contention that a personal computer's hard disk was a "material object".

     The CAFC remanded the case to the District Court for further proceedings.

     During the District Court and CAFC proceedings, several of the defendants entered into settlement agreements with the Company. The terms of those agreements are prohibited, by the agreements themselves, from being disclosed. As of June 17, 2002, only 3 of the original 18 defendants in the SDNY case remained.

     A motion for summary judgment was brought in the District Court by some of the defendants. E-data plans to oppose the summary judgment motion vigorously.

Marketability and Competition

     Since the Company's principal asset is an item of intellectual property, the scope of which has yet to be established, it is difficult to determine with precision the nature and size of the market for the licensing of the Company's intellectual property. See "Risks and Uncertainties." The Company's previous management entered into license agreements with sixteen (16) corporations; current management has notified sixty-five (65) corporations or other business organizations with whom the Company will seek to enter into licensing arrangements. There can be no assurance that any of these companies will be willing to enter into licensing agreements with the Company.

     The Company's competitive position is substantially dependent on the manner in which existing and potential litigation is determined by the courts. If unfavorable rulings result, the Company will not be able to survive merely on exising licensing revenues and will have to seek additional sources of revenue in order to survive as a viable business. On the other hand, should the Company prevail in the District Court case, it may be able to obtain very substantial infringement damages. The financial and precedential value of a victory against the existing defendants would materially enhance the Company's ability to enforce the Freeny Patent against numerous additional infringers.

Employees

     The Company has two employees, of which one is full-time and the other is part-time. Much of the Company's business is performed by consultants. The Company is not a party to any collective bargaining agreements, and considers its relationship with its employees to be satisfactory.

Risks and Uncertainties

1.       Lack of Operating History

     The Company was formed over forty years ago, but it has been in its present line of business for about seven years, and none of the activities in which the Company engaged prior to 1995 has any bearing on what the Company does now. In addition, because the Company's management, financing, and methods of operation are all completely different from what they were just over 2 years ago, the Company has little relevant operating history, and any evaluation of our business and prospects must be made in light of the risks and uncertainties often encountered by companies engaged in a relatively new line of business, or with relatively new management.

2.       Losses; Accumulated Deficit; Working Capital Deficiency

     During the three months ended March 31, 2002 and the year ended December 31, 2001, the Company incurred net losses of approximately $384,000 and $2,302,000, and the Company expects that losses will continue for the foreseeable future. The expenditures planned by the Company for the next 12 months can be expected to adversely effect the Company's liquidity and profitability, inasmuch as most or all of such expenditures will be expensed as incurred, while revenues derived from these activities may not be realized for some time. The Company had working capital deficiencies of approximately $1,624,000, $1,419,000 and $872,000 as of March 31, 2002, December 31, 2001 and
December 31, 2000, respectively. There can be no assurance that the Company will ever achieve profitability or even substantial operational levels of activity. The Company has not, for the past two years, generated significant revenues.
Although the Company believes that the proceeds from licensing activities, settlement agreements and/or private investments will enable it to fund its operations for at least 12 months, we cannot offer assurances to you that such proceeds will be sufficient, or that the Company will have sufficient revenues after that period to fund its operations. If not, the Company would seek additional financing. There can be no assurance that such financing will be available to the Company.

3.       Going Concern Qualifications

     The report of the Company's independent auditors contains an explanatory paragraph as to the Company's ability to continue as a going concern. The need to generate revenues is the Company's most urgent need. Activities likely to generate some cash in the near future, therefore, have higher priority than activities likely to generate greater amounts of cash over a longer time period. Thus, management will focus on two areas in the next year: licensing of infringers, and "rocket docket" litigation. The licensing of infringers will entail identifying infringers, negotiating with them, and granting licenses in return for license fees or royalty payments. The "rocket docket" litigation will involve suing defendants in special Federal courts whose procedures are streamlined and whose operations are designed to yield quick decisions, frequently in less than one year. The first two of such lawsuits were started recently in Wisconsin, both against sheet-music publishers. With carefully chosen defendants in a handful of "rocket docket" cases, the Company hopes to obtain a number of favorable judicial decisions that it believes will generate revenues. Furthermore, it is hoped that the litigation itself will provide incentive to potential licensees to come to terms with the Company. The results of both the licensing program and the "rocket docket" litigation will, it is hoped, generate revenues sufficient to fund operations. If the Company is unable to generate positive cash flows from operations, the Company will need to raise additional cash from outside sources to fund operations through March 31, 2003. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms, if at all.

4.       Undefined Market

     A key element of the Company's success will be the ability to identify companies with which it can enter into licensing agreements and to define targets for its license-or-litigate efforts. The Company has engaged the services of General Patent Corporation to identify infringers, but the results of such engagement have not yet generated revenues. There is no firm indication as yet of the number or financial resources of all of the potential licensees. There can be no assurance that the Company's attempts to define and penetrate its market will be successful.

5.       Regulatory Compliance

     The Company's regulatory compliance risks are a result of the Company's frequent changes of management (until the present management began to take over about two and one-half years ago), frequent changes of headquarters and, prior to its present line of business, its several different kinds of business activity. Thus, there may be regulatory compliance matters which might be material of which the Company is unaware. See " Corporate Governance" below.

6.       Lack of Public Market; No Assurance of Bulletin Board Listing

     Prior to the filing of this Registration Statement on Form 10-SB, there has been no public trading market of the Company's securities. See Item 1 of Part II, below. Although an application to list the Common Stock on the Nasdaq Over-the-Counter Electronic Bulletin Board is contemplated, there can be no assurance that the application will be made in the foreseeable future, that any application would be accepted, or that, if accepted, an active market in the Common Stock will develop or be maintained.

7.       Dependence on Key Personnel

     The Company's success depends largely on the efforts and abilities of its executive officers. The loss of services of one or more of these officers would have a material adverse effect on the Company's business and financial results. The Company does not maintain any key-man insurance policy with respect to any of its officers.

8.       Corporate Governance

     The Company's current Board of Directors and executive officers have joined the Company only during the last two and one-half years. For several years prior to that, the Company was severely hampered by changes in management, several changes in the location of its executive office, factional disagreements among Board members, and a general lack of stability and coherent long-term planning. Despite efforts by the current management, significant amounts of records, other than financial records, remain unlocated, and there are gaps in the Company's operational history that will be extremely difficult to fill.

     The management that has been assembled over the last two and one-half years has made diligent efforts to contact those people who it believes may possess some of these records. Management and their advisors have spoken to and occasionally met with former directors, former counsel to the Company, and former officers in an attempt to recapture and reassemble records. To date their efforts have met with limited success.

9. "Anti-takeover" - Implications of Amendments to Certificate of Incorporation

     The Company's Certificate of Incorporation and By-Laws now contain provisions which could preclude interested parties from successfully mounting a takeover which may be favorable to stockholders but is deemed unacceptable to management. See Part I "Description of Business".

10.      Dividends

     We have not paid or declared any dividends on our Common Stock in at least the last three years, and management believes that dividends have not been declared or paid for significantly longer than that. We anticipate that any earnings in the next year, at least, will be retained to support the growth of our business and will not be distributed to stockholders as dividends. The declaration and payment of any future dividend and the amount of any dividend will be determined by our board of directors and will depend upon our results of operations, financial condition, cash requirements, future prospects, limitations imposed by bank credit and debt agreements and other factors deemed relevant by our board of directors.

11.      Control of the Company

     As of May 10, 2002, the Company's directors and executive officers and certain significant stockholders own approximately 26% of the outstanding shares of the Common Stock. Consequently, these stockholders, if acting together, may be in a position to exert significant influence over the election of all of the directors of the Company, and the determination of the outcome of any matter submitted to a vote of stockholders. Between such stockholders' holdings of the Company's Common Stock and their management positions, they generally are in a position to direct the affairs of the Company.

Recent Developments

     The following matters were brought before the shareholders at the Company's Annual Meeting of Shareholders on March 6, 2002.

     1. Four (4) directors were elected at the Annual Meeting to serve until their respective successors are duly elected and qualified, or until their earlier resignation or removal. The names of these directors and votes cast in favor of their election and votes withheld are as follows:

         Name                               Votes For            Votes Withheld

         Bert E. Brodsky                    14,808,404                   0
         Tibor Tallos                       14,808,404                   0
         Don Maggi                          14,808,404                   0
         Robert Slater                      14,808,404                   0

     2. A proposal to change the Company's state of incorporation from Utah to Delaware was approved as set forth below:

         Votes For                  Votes Against          Abstentions

         10,853,794                      757,451              345,190

     3. A proposal to amend the Company's Certificate of Incorporation to provide that, if action is to be taken by the Stockholders of the Corporation without a meeting, then the written consent of the holders of all of the shares of capital stock entitled to vote on such action shall be required to take such action, unless the action has been authorized by the Board of Directors of the Corporation, in which case, the written consent of the holders of not less than a majority of the shares of capital stock entitled to vote on such action shall be required was approved as follows:

         Votes For                      Votes Against              Abstentions

         10,021,785                      1,924,800                    9,850

     4. The adoption of the proposal to change the Company's state of incorporation from Utah to Delaware also resulted in the classification of the Board of Directors, as follows:

     1. Class I (to serve until the 2003 annual meeting): Robert Slater
     2. Class II (to serve until the 2004 annual meeting): Tibor Tallos and Don Maggi
     3. Class III (to serve until the 2005 annual  meeting):  Bert E.  Brodsky


     II.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     On December 28, 1994, the Company (then known as Interactive Gift Express Inc.) purchased the Freeny Patent from Avedas Inc. The Freeny Patent is U.S. Patent No. 4,528,643, (granted to computer scientist Charles C. Freeny in 1985), entitled "System For Reproducing Information In Material Objects At A Point Of Sale Location." In October of 1995, Interactive Gift Express Inc. was renamed E-data Corporation. European Union ("EU") countries patents expire on July 9, 2006, 3 years beyond the US Patent expiration date. The Canadian Patent Registration Number is 1,240,390. The EU Patent Registration Number is 0195098 (85103199.7). The EU Patent Registration is in effect in the United Kingdom, Belgium, Luxembourg, Sweden, Germany, Austria, France, Switzerland, the Netherlands, and Italy.

     E-data Corporation is in the business of managing the Freeny Patent. This includes the identification of and notification to potential infringers, the marketing of E-data's rights under the Freeny Patent, negotiation of licensing agreements, market test agreements, and the negotiation of settlements with companies that E-data believes are infringing the Freeny Patent. The Freeny patent expires in the United States on January 10, 2003. However, under US Patent Law, the Company has the right to continue to file lawsuits against historical infringers for another 6 years past the expiration date of the patent as follows: In 2003, the Company can still file lawsuits against any company that infringed between 1997 and 2003 (6 years). In 2004, the Company can still file lawsuits against any company that infringed between 1998 and 2003 (5 years). In 2005, the Company can still file lawsuits against any company that infringed between 1999 and 2003; in 2006, against any company that infringed between 2000 and 2003; in 2007, against any company that infringed between 2001 and 2003; in 2008, against any company that infringed between 2002 and 2003; and in 2009, the Company can still file lawsuits against any company that infringed during the year 2003.

     The Company believes that any transaction - "B-to-B", consumer, or otherwise - that involves the transmission and downloading of information through the Internet or any other electronic, wireless or digital system to a point of sale location where the information is reproduced onto a material object involves the Freeny Patent. The Company asserts that any such transaction must either (i) occur pursuant to a license from the Company, or (ii) constitute an infringement of the Freeny Patent. Other Business Activities

     In addition to the business of managing the Freeny patent, the Company is proactively exploring the possibility of acquiring new patents, or the rights to enforce additional patents. On March 19, 2001, E-data filed a Preliminary Patent Application relating to the creation and distribution of personalized custom digital content in the form of collectable cards or `disks', using kiosks and/or remote Internet access sites. The kiosks and/or remote Internet sites are to be located at live sporting events, rock concerts, media events, tourist sites, theme parks and similar locations. On March 19, 2002 the application was converted to a full-fledged patent application.

         Liquidity and Capital Resources

     The availability of funds with which to continue our business will be impacted by the outcome of the SDNY case. The SDNY case is described more fully in Item 1 above. While management is confident that a legal victory in the SDNY case is more likely now than before the CAFC decision, the nature of any litigation is such that no guarantee can be made as to outcome. In the event of an adverse ruling in the SDNY case, the Company would be faced with the prospect of appealing to the CAFC again, a costly endeavor for which funds may be available but the availability of which cannot be guaranteed.

     Historically, as well as recently, the revenues from licensing and settlement agreements have not been sufficient to satisfy the Company's cash requirements, particularly in light of the high costs of patent litigation. Thus, the need to generate revenues is the Company's most urgent need. As described in "Risks and Uncertainties - Going Concern Qualification" above, the Company's cash-generating activities will focus on licensing and litigation. Management believes that each of these activities will generate income. In addition, Management believes that success in either area will lead to increased success in the other: that the quick negotiation of license agreements will provide incentive to those named as infringers to settle the lawsuits, and that the quick settlement of litigations will spur the rapid consummation of license agreements.


     The Company continues to explore other options for raising capital. In order to attempt to redress this situation, the Company plans to initiate new lawsuits in the USA within the next few months. These lawsuits will be filed in jurisdictions known as "rocket dockets", where even complicated patent cases are ordinarily concluded in 10 to 12 months. "Rocket dockets" are Federal courts where procedures are streamlined and operations are designed to yield quick decisions, frequently in less than one year. The first two of such lawsuits were started recently in Wisconsin, both against sheet-music publishers. Any lawsuit in a rocket docket would entail a very carefully selected defendants, which the Company's advisors have indicated are almost certainly infringing the Freeny Patent as construed by the CAFC. The theory is that a decision favorable to the Company can be obtained in 10 to 12 months; that that decision will establish precedent that will (or at least, may) be looked to by other "rocket docket" courts, resulting in more decisions favorable to the Company; and that, eventually, a substantial enough number of favorable decisions can be obtained to create momentum for licensing and settlement agreements.

     In addition to filing new lawsuits in the USA, the Company has identified a new list of companies that we believe are infringing, and has begun to send notices to these companies that they must obtain licenses or settlements. Through March 1, 2002, management has informed 65 new companies that they must obtain licenses or pay settlements to cover past, current or future infringing activity in the USA.

     The Company's liquidity is decreased by agreements that require the allocation of some of the Company's revenues to a Note Modification Agreement dated November 28, 2001, between the Company and Bert E. Brodsky, the Company's Chairman of the Board and Chief Executive Officer. Pursuant to this Agreement,
(i) the first twenty-five percent (25%) of gross revenues received by the Company (with provisions to increase the percentage to 50%) are to be applied exclusively to the payment of the Grid Note from the Company to Mr. Brodsky, dated April 11, 2001, in the principal amount of $300,000; and (ii) the next twenty-five percent of gross revenues are to be applied exclusively to the payment of the Grid Note, dated November 28, 2001, from the Company to Mr. Brodsky, also in the principal amount of $300,000.

     The Grid Notes and other agreements with Mr. Brodsky are more fully described in Item VII below, "Certain Relationships and Related Transactions."

III.     DESCRIPTION OF PROPERTY

         The Company does not own any plant or real property. The Company leases a small amount of office space from an affiliate of the Company's Chairman, Bert
E. Brodsky, in Port Washington, New York. The lease of such space is pursuant to an oral agreement and is on a month-to-month basis. Rental payments are not material to the Company's finances.


IV.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         Security Ownership of Certain Beneficial Owners

     The following table sets forth certain information, as of May 10, 2002, on the beneficial ownership of those persons or entities who are known to E-data to be the beneficial owners of more than five percent of the shares of our Common Stock. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned.

                                                                  Amount and Nature of      Percentage of
Name and Address of Beneficial Owner                              Beneficial Ownership       Common Stock
------------------------------------                              --------------------      -------------
Jeffrey Holden Brodsky                                                 1,165,000             6.03%
    E-data Corporation
    26 Harbor Park Drive
    Port Washington, NY 11050

Tibor Tallos                                                           1,125,000             5.82%
    E-data Corporation
    26 Harbor Park Drive
    Port Washington, NY 11050


      Security Ownership of Management

     The following table sets forth certain information, as of May 10, 2002, on the number of shares of Common Stock that directors and certain executive officers beneficially own, and that directors and executive offices as a group own. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned.


Name of                                                                      Approximate Percentage
Beneficial Owner (1)                        Number of Shares                  of Outstanding Shares
----------------------                   -------------------                 ----------------------
Bert E. Brodsky, (Chairman,
 Chief Executive Officer)                        1,807,500 (2)                         9.12%

Tibor Tallos
(Director, President)                            1,125,000                             5.71

Don Maggi (Director)                               458,484                             2.38

Robert Slater (Director)                            75,000                                *

J. Herbert Dahm  (Secretary,
Senior Vice President)                             500,000                             2.33

All directors  and executive
 officers as a group                             3,965,984 (2)                        20.00%
------------------------
*       Less than 1%

     (1) With the exception of the addresses specifically noted, the address of each person named in the table is c/o E-data Corporation, at 26 Harbor Park Drive, Port Washington, NY 11050.

     (2) Includes (i) approximately 450,000 shares to be issued within 60 days of the date hereof, pursuant to an Anti-Dilution Agreement between Mr. Brodsky and the Company, (ii) 62,500 shares to be issued within 60 days of the date hereof pursuant to the Consulting Agreement between Mr. Brodsky and the Company, and, (iii) 645,000 shares owned of record by one of Mr. Brodsky's children. Does not include any of the shares of stock owned by Mr. Brodsky's adult children, the beneficial ownership of which Mr. Brodsky expressly disclaims.

V.       DIRECTORS AND EXECUTIVE OFFICERS

     Certain information concerning the executive officers and Directors of the Company is set forth below:


Name                          Age       Positions Held
----                          ---       --------------
Bert E. Brodsky                59       Chairman of the Board
                                         and Chief Executive Officer

Tibor Tallos                   50       Director, President,
                                          Chief Operating Officer

Don Maggi                      42       Director

Robert Slater                  71       Director

J. Herbert Dahm                64       Executive Vice President and Secretary


     Bert E. Brodsky has served as Chairman of the Board of the Company since July of 2001, and as Chief Executive Officer since April 2001. Mr. Brodsky has at various times since 1983 served as Chairman of the Board, President and a Director of National Medical Health Card Systems, Inc., a pharmacy benefits manager. Mr. Brodsky has served as Chairman of the Board and Treasurer of Sandata Technologies, Inc. (f/k/a Sandata, Inc.), a provider of computerized data processing services and custom software and programming services, since June 1983 and as President of Sandata from December 1989 through January 2000. Both Health Card's and Sandata's shares of Common Stock are publicly traded. For more than the past five years, Mr. Brodsky has served as President of P.W. Capital Corp., a consulting services firm. Mr. Brodsky has also been the Operating Manager of various limited liability companies, many of which were formed to acquire and/or lease commercial real estate.

     Tibor Tallos has served as a member of the Board of Directors since January 2000 and was the Chairman of the Board from December 15, 2000 until July 31, 2001. He has also served as the President of the Company Corporation since December 15, 2000. From January 2000 until his election as President of the
Company, he served as the Company's Vice-President. Mr. Tallos is a 1995 graduate of William Mitchell College of Law in Minnesota and received his B.S. degree from Temple University in 1990. For the five years prior to his tenure with the Company, Mr. Tallos worked with several start up companies. As an advisor to HCA Enterprises Worldwide, LLC, Mr. Tallos was involved with several different Internet start up companies. He is also Director and Partner of PLiiNK Inc., a patent development and commercialization firm which currently owns technology patented in over 20 countries.

     Don Maggi has been a director of the Company since July 2001 and Vice President of European Operations since December 7, 1999. He is currently the owner and President of Intertainment, Inc., an interactive entertainment service company that has created business development, marketing and promotional opportunities since 1998. From 1995 to 1997, he was a Vice President of Left Bank Management, responsible for all new media matters plus advertising and research opportunities for their clients. From 1993 to 1995, he served as a Vice President of McGhee Entertainment, a personal artist management company. Mr. Maggi has been in the entertainment business for 21 years, and is currently a director and CEO of Front Porch Digital, a data and video encoding and conversion company.

     Robert J. Slater, Esq. has been a director of the Company since January 2000. He is currently, and has been for over 20 years, a senior member of a New York law firm engaged in intellectual property and corporate and securities law. Mr. Slater has over twenty-five years of legal experience, concentrated in corporate and securities matters on behalf of emerging technical product firms. His practice has also embraced numerous aspects of patent, trademark and intellectual property issues. Mr. Slater earned his JD degree from the University of Chicago and his LLM degree from New York University. He also holds a BS degree in Mathematics from the University of Chicago and an MS degree in Physics and Applied Mathematics from the Illinois Institute of Technology. His experience in the scientific area includes employment with the Federal Atomic Energy Commission and senior management of two private sector electronic research and development laboratories.

     J. Herbert Dahm has been the Company's Executive Vice President since February 2001. He holds the MBA degree from Harvard Business School. From 1993 to 1999, Mr. Dahm served as a Director of International Operations for Advanced Communication Systems, Inc. (now Titan Industries) where he was responsible for the overseas marketing of its products. From 1991 to 1993 he was recalled to active duty in the U.S. Navy to serve as the Project Director of the Streamlined Automated Logistic Transmission System, an alternative to traditional Navy tactical communications channels. He was awarded the Legion of Merit and was retired on July 1, 1993 with the rank of Captain. From 1986 to 1991 he was the President of Opticom Corporation, a telecommunications service organization.

     Pursuant to the reincorporation of the Company described in Item I above, each of the Company's Directors shall be elected for a period of three years and serve until his successor is duly elected and qualified.

     Each of the executive officers serves until the meeting of Directors immediately following the annual meeting of shareholders, subject to the terms of any employment agreement.

     Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that, for companies with any equity securities registered with the Securities and Exchange Commission (the "SEC") under Section 12 of the Exchange Act, reports of beneficial ownership of capital stock and changes in such ownership be filed with the SEC by Section 16 "reporting persons", including directors, certain officers, and holders of more than 10% of the outstanding Common Stock. Simultaneously with the effectiveness of this Registration Statement, such reporting persons are submitting the reports required by Section 16. The requirements of Section 16 were previously not applicable to those "reporting persons" inasmuch as the Company did not have any equity securities registered under Section 12 of the Exchange Act.

     Director's Compensation

     Our By-Laws provide that directors of the Company may, by resolution of the Board of Directors, be paid a fixed fee and expenses for attendance at each regular or special meeting of the Board of Directors. Currently, however, our Directors are compensated annually, not on the basis of meetings attended.

     Ordinarily, a company that files periodic reports under the 1934 Act discloses the compensation that is paid to its directors for their services as directors, separately from the compensation paid for services rendered in other capacities, e.g. as officers. However, the Company's books and records have frequently not distinguished the compensation allocable to different kinds of services, and, accordingly management believes it would be misleading to discuss "compensation of directors" as opposed to "compensation of management", especially inasmuch as all of the Company's directors except Mr. Slater are also executive officers.

VI.      EXECUTIVE COMPENSATION

     The Company paid $48,000 and $54,000 in cash and issued 109,500 and 622,500 shares, as compensation for services as management in 2000 and 2001, respectively. These figures do not include shares issued to the Company's
Chairman of the Board, who became a director in July of 2001 but was not compensated as such in that year. (See the discussion of Mr. Brodsky's compensation under "Executive Compensation - Employee Contracts, Termination of Employment and Change-in-Control Agreements.") Management has been informed that in the future compensation payable for services as a director should be identified separately from other compensation.

     Summary Compensation Table

     The following table sets forth certain information for the fiscal years ended December 31, 1999, 2000 and 2001 with respect to the compensation paid or awarded by the Company to the Chief Executive Officer and the next two most highly compensated executive officers, whose salary and bonus exceeded $100,000 in all capacities for the fiscal year ended December 31, 2001 ("the Named Executive Officers"). Also included is a former executive officer of the Company, who resigned in 2000.


                                  Annual Compensation

                                                           Other Annual
Name and              Year       Salary       Bonus        Compensation
Principal Position               ($)          ($)          ($)
--------------------- ---------- ------------ ------------ --------------
--------------------- ---------- ------------ ------------ --------------

Bert   E.   Brodsky,  2001       853,500 (1)   0            0
Chairman & CEO
                      2000       N/A          N/A          N/A

                      1999       N/A          N/A          N/A

--------------------- ---------- ------------ ------------ --------------
--------------------- ---------- ------------ ------------ --------------
Tibor Tallos,         2001       220,500 (2)  0             0
President
--------------------- ---------- ------------ ------------ --------------
--------------------- ---------- ------------ ------------ --------------

                      2000        66,250 (2)  0             0

                      1999         N/A         N/A          N/A
--------------------- ---------- ------------ ------------ --------------
--------------------- ---------- ------------ ------------ --------------
J. Herbert Dahm,
Secretary &           2001        98,000 (3)   0            0
Senior Vice
President
--------------------- ---------- ------------ ------------ --------------
--------------------- ---------- ------------ ------------ --------------

                      2000       N/A          N/A          N/A
--------------------- ---------- ------------ ------------ --------------
--------------------- ---------- ------------ ------------ --------------

                      1999       N/A          N/A          N/A
--------------------- ---------- ------------ ------------ --------------
--------------------- ---------- ------------ ------------ --------------

Former                2001       N/A          N/A          N/A
President
--------------------- ---------- ------------ ------------ --------------
--------------------- ---------- ------------ ------------ --------------

                      2000       365,550 (4)   0            0
--------------------- ---------- ------------ ------------ --------------
--------------------- ---------- ------------ ------------ --------------

                      1999       N/A          N/A          N/A
===================== ========== ============ ============ ==============


     (1) Represents 1,450,000 shares of common stock issued in connection with April 11, 2001 consulting agreement and 1,500,000 shares of common stock issued as consideration for November 28, 2001 grid note.

     (2) Represents 450,000 and 125,000 shares of common stock issued as compensation for services performed for the years ended December 31, 2001 and 2000, respectively.

     (3) Represents 200,000 shares of common stock issued as compensation for services performed for the year ended December 31, 2001.

     (4) Represents 695,000 shares of common stock issued as compensation for services performed for the year ended December 31, 2000.

     Option Grants in Last Fiscal Year

     The Company granted to Mr. Brodsky an option to purchase up to 300,000 shares of its common stock at an exercise price of $0.29 per share ("Initial Option") during the period April 11, 2002 through April 11, 2007. The Initial Option became exercisable if revenues from licensees and or settlement payments were at least $3,000,000. If revenues exceeded $3,000,000 Mr. Brodsky would have been able to purchase an additional 700,000 shares of its common stock at an exercise price of $0.29 per share ("Additional Option"). The Additional Option would be granted in 100,000 increments for each $1,000,000 of revenues greater than the initial $3,000,000 of revenues. The Initial Option and Additional Option were deemed terminated on April 11, 2002, since the Company has received less than $3,000,000 in revenues.


     Employee Contracts, Termination of Employment and
     Change-in-Control Arrangements

     Except as described below, there are no written employment or similar agreements with any of the Named Executive Officers.

     The Company entered into a Consulting Agreement with Bert E. Brodsky effective April 1, 2001, for a two-year term. Pursuant to this agreement, Mr. Brodsky provides services, and has authority, equivalent to that of a Chief Executive Officer. Mr. Brodsky's compensation under this agreement consists of
(i) 1,200,000 shares of the Company, issued upon signing of the agreement; (ii) 250,000 shares per year in each year of the term, payable in quarterly installments; (iii) a right of first refusal that entitles Mr. Brodsky to offer debt or equity financing to the Company on the same terms and conditions as any third party that offers such financing; and (iv) incentive stock options to acquire up to 1,000,000 shares of the Company at an exercise price of $.29 per share. As discussed in the immediately preceding paragraph, such options expired, without any options having become exercisable, on April 11, 2002. Mr. Brodsky and the Company also entered into an Anti-Dilution Agreement, pursuant to which Mr. Brodsky's ownership percentage will be maintained by appropriate issuances of shares to Mr. Brodsky on the anniversary dates of the Consulting Agreement, and payment by Mr. Brodsky of the same consideration paid for the issuance(s) of shares that triggers the anti-dilution measures.

     The Company has entered into an employment agreement with Tibor Tallos effective January 1, 2002. Pursuant to this agreement, Mr. Tallos has agreed to serve as a Director and President at an annual salary of $30,000, plus the issuance to Mr. Tallos of 550,000 shares of Common Stock. The agreement is for a term of one year.

     The Company has entered into an employment agreement with J. Herbert Dahm effective January 1, 2002. Pursuant to this agreement, Mr. Dahm has agreed to serve as Secretary and Senior Vice President at an annual salary of $24,000, in addition to the issuance to Mr. Dahm of 250,000 shares of Common Stock. The agreement is for a term of one year.


VII.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has entered into two financing agreements with Bert E. Brodsky, its Chairman of the Board and Chief Executive Officer. The first was the loan of $300,000 to the Company, as evidenced by a Grid Note (the "First Grid Note") from the Company to Mr. Brodsky dated April 11, 2001. The second was the loan of an additional $300,000, as evidenced by a Grid Note (the "Second Grid Note") from the Company to Mr. Brodsky dated November 28, 2001. Each Note bears interest at 10%. Interest on the First Grid Note is payable on April 1, 2002 and 2003; on April 1, 2003 all advances under that Note, plus any accrued and unpaid interest, are due. Interest on the Second Grid Note is payable monthly, through November 28, 2003, on which date all advances under the Second Grid Note are also due. The two Grid Notes are attached as Exhibits to this Form 10-SB.

     The Company also entered into a Note Modification Agreement dated November 28, 2001, with Mr. Brodsky. Pursuant to this Agreement, (i) the first twenty-five percent (25%) of gross revenues received by the Company are to be applied exclusively to the payment of the First Grid Note; and (ii) the next 25% of gross revenues are to be applied exclusively to the payment of the Second Grid Note. The Note Modification Agreement also provides that a default under either Note is also a default under the other Note. The Company's obligations under the First Grid Note, the Second Grid Note, and the Note Modification Agreement may have a significant adverse effect on the Company's liquidity until such Notes are paid.

     In addition, the Company issued 1,500,000 shares of Common Stock to Mr. Brodsky as consideration for making the loan evidenced by the Second Grid Note. Although under the terms of the First Grid Note and the Second Grid Note interest has accrued and is past due to Mr. Brodsky, Mr. Brodsky has neither enforced payment of interest nor declared a default, although he is entitled to do both.

     The Company borrowed an additional $100,000 from Mr. Brodsky on June 27, 2002, and gave its Promissory Note (the "$100,000 Note") as evidence of the debt. The loan bears interest at 10%, is payable from the third 25% of gross revenues, and matures on June 27, 2004. The $100,000 Note provides that no payments are required during the first 120 days of the term of the $100,000 Note. In addition, the Company entered into a Security Agreement with Mr. Brodsky also dated June 27, 2002, pursuant to which Mr. Brodsky was granted a security interest in and lien upon the Freeny Patent. The security interest was granted to secure performance of the Company's obligations under the First Grid Note, the Second Grid Note, and the $100,000 Note. The Security Agreement provides that the Company has 30 days from the date of the agreement to cure any defaults that exist as of the date of the agreement.

     The Company made payments to certain entities affiliated with the Company's Chairman, principally for database and operating system support, hardware leasing, maintenance, related administrative services and rent. The payments to these affiliates amounted to $7,359 for the year ended December 31, 2001. At December 31, 2001 $2,095 due to the affiliated entities was included in accounts payable.

VIII.    DESCRIPTION OF SECURITIES

     Holders of Common Stock are entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably any dividends that may be declared by the Board of Directors. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company, available after the payment of all debts and other liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

                                    PART II


I.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

     Market Information

     The Company's Common Stock is quoted in the Pink Sheets under the symbol EDTA. Pink Sheets issuers do not have any filing or reporting requirements with the Pink Sheets, the Nasdaq Stock Market, Inc. or the NASD and should not be confused with the Nasdaq stock market or an SEC- registered stock exchange. The Pink Sheets is a quotation service that collects and redistributes market maker quotes in OTC securities.

     The table below sets forth high and low bid prices of the Common Stock, as furnished by Pink Sheets. The quotations set forth below reflect interdealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

                                                             Bid Prices
Fiscal Year Ended                                       High            Low
December 31, 2001
-----------------
First Quarter                                          $1.00          $0.15
Second Quarter                                          0.80           0.30
Third Quarter                                           0.55           0.32
Fourth Quarter                                          0.80           0.15

Fiscal Year Ended
December  31, 2000
------------------
First Quarter                                          $0.70          $0.25
Second Quarter                                          0.50           0.20
Third Quarter                                           0.50           0.25
Fourth Quarter                                          0.35           0.20

     Holders

     The number of Common Shares outstanding as of June 27, 2002 was 19,327,107. Management has been advised by its transfer agent that the approximate number of holders of record of the Company's Common Stock, as of February 1, 2002, was 1,918, and that, as of May 10, 2002 there were 6,368,740 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act if the requirements other than holding-period requirements were met.

II.      LEGAL PROCEEDINGS

     In addition to the SDNY case, the two Wisconsin "rocket docket" lawsuits, and the planned additional "rocket docket" litigation, the Company is involved in the following legal proceedings:


     On July 10, 2001, Greenberg Traurig LLP ("Greenberg") filed suit against the Company in the Supreme Court of the State of New York, County of New York, alleging that the Company owes Greenberg approximately $455,000 and 150,000 shares of common stock, in payment for legal services provided by Graham & James LLP ("Graham & James") to the Company. Greenberg purports to be the assignee of certain of Graham & James' accounts receivable, including an account allegedly owed by the Company. Greenberg's specific causes of action are for: (1) account stated; (2) breach of contract; (3) quantum meruit; and (4) specific performance.

     On November  30,  2001,  the Company  answered  Greenberg's  complaint  and asserted several  affirmative  defenses  including:  legal malpractice;  unclean hands; duress; and undue influence. In addition, the Company brought counterclaims against Greenberg for malpractice, breach of fiduciary duty, and breach of contract.

     On December 5, 2001, the Company filed a third party complaint against Graham & James and three individuals for malpractice, breach of fiduciary duty, and breach of contract. The three individuals all were attorneys affiliated with Graham & James and provided legal services to E-data. On May 23, 2002, Greenberg filed a motion for Summary Judgement. This litigation is currently in the discovery phase and E-data intends to pursue vigorously all its claims and defenses.

     A default judgment was entered against the Company in state court in Utah. The Default Judgment is in the amount of $18 million and was entered in favor of a former officer of the Company based on alleged non payment of certain notes and a consulting agreement. The majority of the $18 million Default Judgment is based on an alleged obligation to transfer 1,000,000 shares of Company stock to the former officer and a one-time aberration in the Company stock price of $11.00 per share. The Company has retained counsel in Utah to move to set aside the Default Judgment for excusable neglect and because there are numerous meritorious defenses to the former officer's claims. The Company believes that its meritorious defenses include, but are not limited to, accord and satisfaction, statute of limitations, waiver, release, and failure of consideration. Finally, even if the former officer is entitled to stock in the Company, the former officer has grossly overstated the value of the Company stock and has used an unreasonable aberration in the stock price to calculate his alleged damages. While the Company will vigorously pursue an order setting aside the Default Judgment, there is no assurance that the court will set the judgment aside. If the Default Judgment is not set aside, modified or appealed, and the former officer pursues collection of the Default Judgment against the Company, there will be extremely adverse consequences to the Company and its financial condition.


III.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

IV.      RECENT SALES OF UNREGISTERED SECURITIES

     In December of 1999, the Company purported to sell 666,667 shares of Common Stock to a small number of foreign investors who the Company's then-present management believed were accredited investors. It was claimed that the offering and sale were made pursuant to Rule 504 of Regulation D. However, one of the then-current directors challenged the availability of Rule 504 to the transaction. In addition, the issuance of the said 666,667 shares was challenged as having been in violation of a valid order of a Utah court. The Company did receive $100,000 in consideration of the issuance of said shares.

     These shares were not voted at the shareholder meeting that occurred shortly after the offering was completed, due to the issuance of a court order. Pursuant to discussions between the foreign investors and the Company's current management, the shares issued in 1999 were recently surrendered and cancelled, and an equal number of appropriately legended shares was issued to replace them.

     In February 2000 the Company, issued 800,000 shares of its common stock to two officers for services performed. As a result of this issuance, the Company recognized $424,000 of compensation expense.

     In February 2000 the Company issued 235,000 shares of its common stock to members of the Board of Directors for services performed. As a result of this issuance, the Company recognized $121,150 of compensation expense.

     In March 2000 the Company issued 50,000 shares of its common stock to members of the Advisory Board for services performed. As a result of this issuance, the Company recognized $26,500 of compensation expense.

     During the year ended December 31, 2000 the Company issued 210,852 of its common stock to various consultants and vendors for services provided. As a result of these issuances, the Company recorded expenses of $92,473.

     In January 2001 the Company, issued 650,000 shares of its common stock to two officers for services performed. As a result of this issuance, the Company recognized $318,500 of compensation expense.

     On April 11, 2001 the Company, entered into a series of agreements with an officer/stockholder as follows:

     Consulting agreement - The Company entered into a two-year agreement with the officer/stockholder whereby the officer/stockholder shall be engaged as the Company's highest ranking officer, and shall have such powers and authority, equivalent to that of a Chief Executive Officer. Pursuant to the agreement, on April 11, 2001 and July 28, 2001 the Company issued 1,200,000 and 250,000 shares respectively, of its common stock to the officer/stockholder as full compensation. Accordingly the Company recorded an expense of $396,000 and $82,500, respectively.

     Anti-Dilution - Pursuant to an Anti-Dilution Agreement, the Company has given the officer/stockholder certain anti-dilution rights if the Company should issue additional common stock.

     During the year ended December 31, 2001 the Company issued 1,436,833 of its common stock to various consultants and vendors for services provided. As a result of these issuances, the Company recorded expenses of $570,155.

     In January 2002, the Company issued 1,250,000 shares of its common stock to three officers for services to be performed during 2002. As a result of this issuance, the Company will recognize $300,000 of compensation expense during the year ending December 31, 2002.

     In January 2002, the Company issued 800,000 shares of its common stock to four consultants for services to be performed during 2002. As a result of this issuance, the Company will recognize $192,000 of compensation expense during the year ending December 31, 2002.

     In February 2002, the Company issued 75,000 shares of its common stock to a consultant for services provided. As a result of this issuance, the Company recorded an expense of $27,000.


V.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation eliminates the personal liability of directors for breach of duty as a director. The Delaware General Corporation Law (the "GCL") itself, however, and the Certificate of Incorporation, provide that the above provision may not eliminate or limit the liability of a director for:

     -  breach  of  a  director's   duty  of  loyalty  to  the  Company  or  its
stockholders; or

     - acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law, or

     - acts or omissions that the person did not reasonably believe were in, or not opposed to, the best interests of the Company; or

     - violations of Section 174 of the GCL (unlawful payments of dividends or stock repurchases); or

     - any transaction from which the director derived an improper personal benefit.

     Additionally, the Company has included in its Certificate of Incorporation and By-Laws provisions to indemnify its directors and officers, as permitted by the GCL. The GCL provides further that the indemnification permitted will not be deemed exclusive of any other rights to which the directors or officers may be entitled under the Company's Certificate of Incorporation or By-Laws, under any agreement, by vote of shareholders or by vote of disinterested directors.

     The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company, to the extent permitted by law, for any claim arising against such persons in their official capacities if such person acted in good faith and for a purpose that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                               E-DATA CORPORATION

CONTENTS
---------                                                                Page


Independent Auditors' Report                                              F-2


FINANCIAL STATEMENTS
 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

  Balance Sheets                                                          F-3
  Statements of Operations                                                F-4
  Statement of Changes in Stockholders' Deficit                           F-5
  Statements of Cash Flows                                                F-6


Notes To Financial Statements                                        F-7 - F-17

CONDENSED FINANCIAL STATEMENTS
 FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

  Balance Sheets                                                         F-18
  Statements of Operations                                               F-19
   Statements of Cash Flows                                              F-20

Notes To Financial Statements                                       F-20 - F-27

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
E-data Corporation
Port Washington, New York

     We have audited the accompanying balance sheets of E-data Corporation as of December 31, 2001 and 2000, and the related statements of operations, changes in Stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-data Corporation as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $2,323,025 and $950,420 for the years ended December 31, 2001 and 2000, respectively and net cash flows used to fund operations were $382,933 in 2001. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As more fully described in the Notes to the financial statements, the Company had certain transactions with companies affiliated with the Company's Officers and Chairman.

.............
\s\ Marcum &
Kliegman LLP

February 22, 2002, except for the termination of the option included in
Note 7 which is dated April 11, 2002
Woodbury, New York

                                E-DATA CORPORATION
                                 BALANCE SHEETS

                           December 31, 2001 and 2000

                                     ASSETS

Current Assets                                                          2001              2000
                                                                    ---------------------------

Cash                                                                  $ 42,210        $  75,143
-----

PROPERTY AND EQUIPMENT, Net                                              2,097            3,495
----------------------

PATENTS, Net                                                            57,466           90,463
-------                                                               --------        ----------

TOTAL ASSETS                                                          $101,773         $169,101
                                                                      ========         =========

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Accounts payable and accrued expenses                           $    901,314     $    673,200
  Advances from stockholder and accrued interest                       420,833               --
  Deferred Revenue                                                       --              94,483
  Notes payable and accrued interest                                   138,727          179,651
                                                                   -----------     -------------

TOTAL LIABILITIES                                                    1,460,874          947,334
                                                                   -----------     -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT
  Common stock, par value $.002; 50,000,000 shares authorized;
    17,202,107 and 12,165,274 shares    issued and outstanding          34,405           24,331
  Additional paid in capital                                         4,251,219        2,519,138
  Unearned compensation                                                (20,625)      -----------
                                                                    -----------      -----------
  Accumulated deficit                                               (5,624,100)      (3,321,702)
                                                                    -----------      -----------

TOTAL STOCKHOLDERS' DEFICIT                                         (1,359,101)        (778,233)
                                                                    -----------     ------------

TOTAL LIABILITIES AND STOCKHOLDERS'
 DEFICIT                                                           $   101,773      $   169,101
                                                                   ===========      ===========



                               E-DATA CORPORATION

                            STATEMENTS OF OPERATIONS

                 For the Years Ended December 31, 2001 and 2000

                                                                    2001              2000
                                                                  -------            ------
REVENUES
  Patent infringements                                          $   30,000       $       --
  Licensing fees                                                    94,483          100,072
                                                                -----------      -----------

TOTAL REVENUES                                                     124,483          100,072

OPERATING EXPENSES                                               2,394,969        1,043,413
------------------                                              -----------      -----------

OPERATING LOSS                                                  (2,270,486)        (943,341)

INTEREST EXPENSE                                                    31,912           11,079
----------------                                               ------------      -----------

NET LOSS                                                       $(2,302,398)     $  (954,420)
                                                               ============     ============

Basic and diluted weighted average
common shares outstanding                                       14,902,688       11,849,861
                                                                ==========       ==========

Basic and diluted net loss per share                               $(0.15)          $(0.08)
                                                                ==========       ==========


                               E-DATA CORPORATION

                 STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

                 For the Years Ended December 31, 2001 and 2000

                                                 Common Stock            Additional
                                   Number of     --------------           paid-in       Unearned         Retained
                                   Shares        Par Value $.002          capital     Compensation       Earnings             Total
                                ---------------------------------------------------------------------------------------------------

BALANCE - January 1, 2000         10,869,422     $    21,739       $  1,857,607            --        $ (2,367,282)    $   (487,936)
-------

Issuance of common stock           1,295,852           2,592            661,531            --                 --           664,123

Net loss                                  --              --                 --            --            (954,420)        (954,420)
                                 -----------     -----------       ------------      -------------   -------------    -------------

BALANCE - December 31, 2000       12,165,274          24,331          2,519,138            --          (3,321,702)        (778,233)
-------
Issuance of common stock           5,036,833          10,074          1,732,081            --                  --        1,742,155

Unearned compensation                    --               --                 --        (20,625)                --          (20,625)

Net loss                                 --               --                 --             --         (2,302,398)      (2,302,398)
                                ------------     -----------       ------------       ---------       ------------     ------------

BALANCE - December 31, 2001       17,202,107     $    34,405       $  4,251,219       $(20,625)      $ (5,624,100)    $ (1,359,101)
-------                           ==========     ===========       ============       =========      =============    =============


                               E-DATA CORPORATION

                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2001 and 2000

                                                                                      2001              2000
                                                                                 --------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                                                          $(2,302,398)     $  (954,420)
                                                                                   -----------      -----------
  Adjustments to reconcile net loss to net
   cash (used in) provided by operating activities:
  Depreciation and amortization                                                         34,395           33,978
  Stock based compensation                                                           1,721,530          668,123
  Accrued interest                                                                      29,909            8,482
  Changes in operating assets and liabilities:
  Accounts receivable, net                                                                  --           63,038
  Accounts payable and accrued expenses                                                228,113          116,275
  Deferred revenue                                                                     (94,482)          94,483
                                                                                   ------------    -------------

TOTAL ADJUSTMENTS                                                                    1,919,465          980,379
                                                                                   ------------    -------------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                                   (382,933)          25,959
                                                                                   ------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of equipment                                                                    --           (1,853)
                                                                                   ------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Principal repayment of notes payable                                                 (50,000)         (36,916)
  Advances from stockholder                                                            400,000               --
                                                                                   ------------    -------------

NET CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES                                                                  350,000          (36,916)
                                                                                   ------------     ------------

NET DECREASE IN CASH                                                                   (32,933)         (12,810)

CASH- Beginning                                                                         75,143           87,953
----                                                                               ------------     ------------

CASH - Ending                                                                      $    42,210      $    75,143
----                                                                               ============     ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash paid during the years
   for:
     Interest                                                                          $2,004            $2,597
     Taxes                                                                             $   --           $   200


NOTE 1 - THE COMPANY AND NATURE OF BUSINESS

     E-data Corporation (the "Company") was organized in the state of Utah in 1959 and through several amendments to its original certificate of incorporation adopted its current name E-data Corporation, on November 8, 1995 to more aptly reflect the nature of its business.

     In late 1995, the Company purchased a patent ("Freeny Patent") for reproducing information in material objects at a point of sale location. Since that time, the Company's primary business activity has been pursuing litigation against companies infringing the patents. In addition to pursuing litigation, the Company seeks to license the use of its patents. The licensing fees are not considered to constitute substantial continuing revenue. The U.S. patent expires in 2003 and the Canadian and European patents expire in 2005.

     Going Concern Uncertainty

     The Company incurred a net loss of $2,323,025 and $950,420 for the years ended December 31, 2001 and 2000, respectively. Net cash flows used to fund operations were $382,933 for the year ended December 31, 2001. Management of the Company is implementing a plan to address this situation. The need to generate revenues is the Company's most urgent need. Thus, management will focus on two areas in the next year: licensing of infringers and "rocket docket" litigation. The licensing of infringers will entail identifying infringers, negotiating with them, and granting licenses in return for license fees or royalty payments. The "rocket docket" litigation will involve suing defendants in special Federal courts whose procedures are streamlined and whose operations are designed to yield quick decisions, frequently in less than one year. With carefully chosen defendants in a handful of "rocket docket" cases, the Company hopes to obtain a number of favorable judicial decisions that it believes will generate revenues. Furthermore, it is hoped that the litigation itself will provide incentive to potential licensees to come to terms with the Company. The results of both the licensing program and the "rocket docket" litigation will, it is hoped, generate revenues sufficient to fund operations. Under this plan, management hopes to increase revenues and generate profits and positive cash flows from operations. If the Company is unable to generate positive cash flows from operations, the Company will need to raise additional cash from outside sources to fund operations through December 31, 2002.

     There can be no assurances that the Company will be successful in its attempts to generate positive cash flows or raise sufficient capital essential to its survival. To the extent that the Company is unable to generate or raise the necessary operating capital it may become necessary to curtail or cease operations. Additionally, even if the Company does raise operating capital, there can be no assurances that the net proceeds will be sufficient enough to enable it to develop its business to a level where it will generate profits and positive cash flows. These matters raise substantial doubt about the Company's ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     Revenue Recognition

     Patent Infringements

     Revenues from settlements of patent infringement lawsuits are recognized upon receipt of signed settlement agreement and when the receipt of the monies is probable.

     Licensing Fees

     Licensing fees are revenues derived from the licensing of its patents to licensees, generally on a non-exclusive basis. The Company recognizes licensing fees on a straight-line basis over the term of the respective agreements from
(1) to (8) years.

     Property and Equipment

     Property and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

     Depreciation

     Depreciation is provided for using the straight-line over the estimated useful lives of the related assets.

     Patents

     The Freeny Patent, was purchased in 1995 and is being amortized using the greater of the income forecast method or the straight-line method calculated from acquisition to 2003, the year of expiration for the U.S. patent, and to 2006, the year of expiration for the Canadian and European patents.

     Advertising Costs

     Advertising costs are expensed as incurred. The Company incurred no advertising costs during the year ended December 31, 2000. During the year ended December 31, 2001 total advertising cost amounted to $23,493.

     Income Taxes

     The Company accounts for income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates. Additionally, net deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. At December 31, 2001, the Company has net operating loss carryforwards of approximately $5,000,000 (expiring at various dates through 2021) which resulted in a deferred tax asset of $1,700,000, which has been fully reserved.

     In  accordance  with the  provisions  of the Internal  Revenue Code ("IRC")
Section 382, utilization of the Company's net operating loss carryforward may be severely limited.

     Additionally, the Company has not filed Federal or State corporate income tax returns for the past several years. Accordingly, the Company may be subject to penalties and the net operating losses may be severely limited beyond IRC
Section 382 limitations.

     Net Loss per Share

     The Company displays earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" which requires dual presentation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income
(loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     For the years ended December 31, 2001 and 2000, outstanding stock options, warrants and other potential stock issuances have not been considered in the computation of diluted earnings per share amounts since the effect of their inclusion would be antidilutive.

     Stock-Based Compensation

     SFAS No. 123, "Accounting for Stock-Based Compensation" prescribes accounting and reporting standards for all stock-based compensation plans and stock appreciation rights. SFAS No. 123 requires employee compensation expense to be recorded (i) using the new fair value method or (ii) using the existing accounting rules prescribed by Accounting Principles Board Opinion No. 25,
"Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company intends to continue to account for its employee stock-based compensation plans in accordance with the provisions of APB 25. For non-employee options and warrant the Company intends to use the fair value method as prescribed in SFAS 123.

     Fair Value of Financial Instruments

     SFAS No.  107,  "Disclosures  about  Fair Value of  Financial  Instruments"
requires  that  the  Company   disclose   estimated  fair  values  of  financial
instruments.

     The Company's short-term financial instruments include cash, notes payable and accounts payable. Due to the short-term nature of these instruments, the fair value of these instruments approximates their recorded value.

     Impairment of Long-Lived Assets

     The Company reviews its long-lived assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine if impairment exists, the Company compares the estimated future undiscounted cash flows from the related long-lived assets to the net carrying amount of such assets. Once it has been determined that an impairment exists, the carrying value of the asset is adjusted to fair value. Factors considered in the determination of fair value include current operating results, trends and the present value of estimated expected future cash flows.

     Use of Estimates

     In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     New Accounting Pronouncements

     In December 1999, the Securities and Exchange Commission ("SEC") staff released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". SAB No. 101 provides interpretive guidance on the recognition, presentation and disclosure of revenue in the financial statements. SAB No. 101 was adopted by the Company during 2000, and did not have a material impact on the Company's financial results.

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 ("SFAS No. 141"), "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS No. 141 will have a significant impact on its financial statements.

     In July 2001, the FASB issued SFAS No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets," which is effective for the Company in 2002. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairment of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is currently assessing but has not yet determined the impact of SFAS No. 142 on its financial position and results of operations.

     The FASB also recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and portions of APB Opinion 30, "Reporting the Results of Operations." This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This Standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The provisions of this Standard are not expected to have a significant effect on the Company's financial position or operating results.

NOTE 3 - PROPERTY AND EQUIPMENT

       Property and equipment consist of the following:


                                                                     December 31,               Useful life
                                                                 2001           2000             in Years
                                                                ----------------------          -----------

       Computer equipment and software                        $ 6,330        $ 6,330              5

       Less: accumulated deprecation                           (4,233)        (2,835)
                                                              --------       --------

       Property and Equipment, Net                            $ 2,097        $ 3,495
                                                              =======        =======

       Depreciation expense related to computer equipment and software for the years ended December 31, 2001 and 2000 were $1,398 and $981, respectively.




NOTE 4 - INTANGIBLE ASSETS

       Intangible Assets at December 31, 2001 and 2000 consist of the following:

                                                                            December 31,
                                                                                                        Useful life
                                                                        2001           2000              in Years
                                                                        -------------- --------------- --------------
                                                                        ------------------------------ --------------

       Patents                                                              $ 296,600      $ 296,600      8-10

       Less: accumulated amortization                                        (239,134)      (206,137)
                                                                            ----------     ----------

       Intangible Assets, Net                                              $   57,466     $   90,463
                                                                           ==========     ==========

       Amortization expense related to the patents was $32,997 for both of the years ended December 31, 2001 and 2000.

NOTE 5 - NOTES PAYABLE

         Notes payable at December 31, 2001 and 2000 consisted of the following:

                                                                                             December 31,
                                                                                        2001             2000
                                                                                ------------------------------------
                                                                                ------------------------------------

       On February 7, 1997 the Company entered into a $100,000 Promissory Note, which bears interest at a rate of 7% per annum and the amount was due on
       August 7, 1997.  The amount outstanding includes accrued interest.               $138,727         $129,651

       On March 8, 2000 the Company entered into a one year $50,000 Convertible
       Promissory Note, which bore an interest rate of 8% per annum. The note
       was repaid in 2001.                                                                    --          $50,000
                                                                                   -------------       ----------
                                                                                        $138,727         $179,651


NOTE 6 - ADVANCES FROM STOCKHOLDER AND ACCRUED INTEREST

     On April 11, 2001, the Company entered into a Grid Note ("Initial Note") with a stockholder as part of a series of agreements (See Note 7). Pursuant to the Initial Note the stockholder will advance the Company up to $300,000 bearing interest at 10% per annum. Interest is payable on April 1, 2002 and 2003. Principal shall be paid with 25% of gross revenues collected with provisions to increase the percentage to 50% (as defined). All outstanding advances are to be paid on April 1, 2003. The Company was advanced $300,000 through December 31, 2001 under the Initial Note.

     On November 28, 2001, the Company issued 1,500,000 shares of common stock to the officer/stockholder in consideration for the Company's issuing an additional Grid Note of $300,000 ("Second Note") and in exchange for the officer/stockholder's agreement to a one-time waiver of his anti-dilution right. Accordingly, the Company recorded an expense of $375,000.

     Pursuant to the Second Note the stockholder will advance the Company up to $300,000 bearing interest at 10% per annum. Interest is payable monthly beginning December 28, 2001. The minimum amount the stockholder will advance will be $100,000. Principal shall be paid with the second 25% of gross revenues collected. All outstanding advances are to be paid on November 28, 2003. The Company was advanced $100,000 through December 31, 2001 under the Second Note.

     The total balance outstanding for both Grid Notes at December 31, 2001 was $420,833, which includes $20,833 of accrued interest.

NOTE 7 - STOCKHOLDERS' DEFICIT

     In February 2000, the Company issued 800,000 shares of its common stock to two officers for services performed. As a result of this issuance, the Company recognized $424,000 of compensation expense.

     In February 2000, the Company issued 235,000 shares of its common stock to members of the Board of Directors for services performed. As a result of this issuance, the Company recognized $121,150 of compensation expense.

     In March 2000, the Company issued 50,000 shares of its common stock to members of the Advisory Board for services performed. As a result of this issuance, the Company recognized $26,500 of compensation expense.

     During the year ended December 31, 2000 the Company issued 210,852 of its common stock to various consultants and vendors for services provided. As a result of these issuances, the Company recorded expenses of $92,473.

     In January 2001, the Company issued 650,000 shares of its common stock to two officers for services performed. As a result of this issuance, the Company recognized $318,500 of compensation expense.

     On April 11, 2001 the Company, entered into a series of agreements with an officer/stockholder as follows:

               (1) Consulting agreement - The Company entered into a two-year agreement with the officer/stockholder whereby the officer/stockholder shall be engaged as the Company's highest ranking officer, and shall have such powers and authority equivalent to that of a Chief Executive Officer. Pursuant to the agreement, on April 11, 2001 and July 28, 2001 the Company issued 1,200,000 and 250,000 shares respectively, of its common stock to the officer/stockholder as compensation for the first year, with an additional 250,000 shares to be issued in four equal installments for the second year. Accordingly the Company recorded an expense of $396,000 and $82,500, respectively.

               (2) Stock Option agreement - The Company granted the officer/stockholder an option to purchase up to 300,000 shares of its common stock at an exercise price of $0.29 per share ("Initial Option") during the period April 11, 2002 through April 11, 2007. The Initial Option became exercisable if revenues from licensees and or settlement payments were at least $3,000,000. If revenues exceeded $3,000,000 the officer/stockholder would have been able to purchase an additional 700,000 shares of its common stock at an exercise price of $0.29 per share ("Additional Option"). The Additional Option would be granted in 100,000 increments for each $1,000,000 of revenues greater than the initial $3,000,000 of revenues. The Initial Option and Additional Option were deemed terminated on April 11, 2002, since the Company has received less than $3,000,000 in revenues.

               (3) Initial Note - The officer/stockholder issued a $300,000 Grid Note to the Company (See Note 6).

               (4) Anti-Dilution - Pursuant to an Anti-Dilution Agreement, the Company has given the officer/stockholder certain anti-dilution rights if the Company should issue additional common stock. Under the terms of the Agreement, the officer/stockholder will be issued approximately 450,000 shares.

     During the year ended December 31, 2001 the Company issued 1,436,833 of its common stock to various consultants and vendors for services provided. As a result of these issuances, the Company recorded expenses of $570,155.

     In January 2002, the Company issued 1,250,000 shares of its common stock to three officers for services to be performed during 2002. As a result of this issuance, the Company will recognize $300,000 of compensation expense during the year ending December 31, 2002.

     In January 2002, the Company issued 800,000 shares of its common stock to four consultants for services to be performed during 2002. As a result of this issuance, the Company will recognize $192,000 of compensation expense during the year ending December 31, 2002.

NOTE 8 - RELATED PARTY AND OTHER TRANSACTIONS

     Medical  Arts  Office  Services,  Inc.  ("MAOS"),  of which  the  Company's
Chairman is the sole shareholder, provided the Company with accounting, bookkeeping and paralegal services. For the year ended December 31, 2001 the total payments made by the Company to MAOS were $16,815. At December 31, 2001 $23,300 due to MAOS was included in accounts payable.

     The Company made payments to certain entities affiliated with the Company's Chairman, principally for database and operating system support, hardware leasing, maintenance, related administrative services and rent. The payments to these affiliates amounted to $7,359 for the year ended December 31, 2001. At December 31, 2001 $2,095 due to the affiliated entities was included in accounts payable at December 31, 2001.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

     The Company is delinquent in paying several of its outstanding debts and has been notified by several creditors that they have already initiated or may pursue legal remedies. The Company believes that all amounts are appropriately accrued in its financial statements. Since the Company does not currently have the financial resources to satisfy these debts, it intends to negotiate settlements with its creditors in the near term. It is not possible to predict the ultimate outcome of these matters.

       Tax Compliance

     The Company has not issued form 1099's to the parties or the Internal Revenue Service for the Common Stock granted during the years ended December 31, 2001 and 2000. At any time the Internal Revenue Service could declare the Company in default of it's statutory responsibility and could file a tax lien on the Company's assets or take other action against the Company and its responsible officers. Although it is possible that the IRS could file a lien, Management does not believe that the results of the Company's failure to issue 1099s would have a material adverse effect on the Company's business. It is not possible to predict the ultimate outcome of this matter and, accordingly, no amounts have been accrued for any liability that may result.

       Employment Agreements

     The Company has entered into an employment agreement with Tibor Tallos effective January 1, 2002 through December 31, 2002. Pursuant to this agreement, Mr. Tallos has agreed to serve as a Director and President at an annual salary of $30,000, plus the issuance to Mr. Tallos of 550,000 shares of Common Stock. As a result of the issuance the Company will record an expense of $132,000 during the year ending in December 2002.

     The Company has entered into an employment agreement with J. Herbert Dahm effective January 1, 2002 through December 31, 2002. Pursuant to this agreement, Mr. Dahm has agreed to serve as Secretary and Senior Vice President at an annual salary of $24,000, plus the issuance to Mr. Dahm of 250,000 shares of Common Stock. As a result of the issuance the Company will record an expense of $60,000 during the year ending December 31, 2002.

      Legal Matters

      Litigation

     The Company is involved in litigation through the normal course of business, except for the items described below. The Company believes that the resolution of those matters will not have a material adverse effect on the financial position of the Company.

     E-data sued Telebase Systems, The Library Corporation, Intuit, and fifteen other defendants in the Federal District Court for the Southern District of New York ("SDNY" or the "District Court") in 1995 (the "SDNY case"). During those proceedings, the District Court ordered E-data to file a binding claim construction report, that is, a series of definitions of some of the important terms used in the Freeny Patent. The District Court rendered an opinion on May 15, 1998, narrowly construing the claims of the Freeny Patent in a manner that was extremely unfavorable to the Company.

     After the District Court's decision, the parties entered into a Stipulated Order and Judgment in which E-data conceded that none of the defendants had infringed, or was then infringing, any claim of the Freeny Patent as construed by the District Court. That Judgment enabled E-data to appeal to the Court of Appeals for the Federal Circuit (the "CAFC"), claiming that the District Court's claim construction was incorrect.

     The CAFC, in a unanimous decision, vacated the District Court decision, holding that the claim construction by the District Court was too narrow in each of five claims considered. The CAFC also concluded, in favor of E-data, that neither the doctrine of waiver nor the doctrine of judicial estoppel - legal theories raised by some of the defendants - applied in this case. However, the CAFC did not agree with the Company's contention that a personal computer's hard disk was a "material object."

     The CAFC remanded the case to the District Court for further proceedings.

     During the District Court and CAFC proceedings, several of the defendants entered into settlement agreements with the Company. The terms of those agreements are prohibited, by the agreements themselves, from being disclosed. As of March 15, 2002, only 4 of the original 18 defendants in the SDNY case remained.

     The next development was a motion for summary judgment, brought in the District Court by some of the defendants. The judge before whom the motion was brought has taken under consideration certain pre-motion proceedings, which, together with the time required to decide the motion itself, may result in many months elapsing before a decision is reached on the merits of the motion for summary judgment. E-data plans to oppose the summary judgment motion vigorously.

     Under previous management, two lawsuits were started in Connecticut. The first involved three defendants, with all of whom the Company either reached settlement agreements (which were not significant) or voluntarily withdrew its claims. The second Connecticut action involved 18 defendants. During the course of the SDNY case, some of these defendants were determined by the Company not to be infringers; others voluntarily settled with the Company, usually by entering into a license agreement. Eventually, the Company agreed to dismiss the matter against the remaining defendants without prejudice, retaining the right to reinstate the lawsuit if the outcome of the SDNY case is favorable to the Company.

     On July 10, 2001, Greenberg Traurig LLP ("Greenberg") filed suit against the Company in the Supreme Court of the State of New York, County of New York, alleging that the Company owes Greenberg approximately $455,000 and 150,000 shares of common stock, in payment for legal services provided by Graham & James LLP ("Graham & James") to the Company. Greenberg purports to be the assignee of certain of Graham & James' accounts receivable, including an account allegedly owed by the Company. Greenberg's specific causes of action are for: (1) account stated; (2) breach of contract; (3) quantum meruit; and (4) specific performance.

     On November  30,  2001,  the Company  answered  Greenberg's  complaint  and asserted several  affirmative  defenses  including:  legal malpractice;  unclean hands; duress; and undue influence. In addition, the Company brought counterclaims against Greenberg for malpractice, breach of fiduciary duty, and breach of contract. On December 5, 2001, the Company filed a third party complaint against Graham & James and three individuals for malpractice, breach of fiduciary duty, and breach of contract. The three individuals all were attorneys affiliated with Graham & James and provided legal services to E-Data.

     This litigation is currently in the discovery phase and E-data intends to pursue vigorously all its claims and defenses. However, the Company is unable to predict the outcome of this claim and, accordingly, no adjustment has been recorded in the financial statement in connection with their claim.

     A default judgment was entered against the Company in state court in Utah. The Default Judgment is in the amount of $18 million and was entered in favor of a former officer of the Company based on alleged non payment of certain notes and a consulting agreement. The majority of the $18 million Default Judgment is based on an alleged obligation to transfer 1,000,000 shares of Company stock to the former officer and a one-time aberration in the Company stock price of $11.00 per share. The Company has retained counsel in Utah to move the Default Judgment for excusable neglect and because there are numerous meritorious defenses to the former officer's claims. The Company believes that its meritorious defenses include, but are not limited to, accord and satisfaction, statute of limitations, waiver, release, and failure of consideration. Finally, even if the former officer is entitled to stock in the Company, the former officer has grossly overstated the value of the Company stock and has used an unreasonable aberration in the stock price to calculate his alleged damages. While the Company will vigorously pursue an order setting aside the Default Judgment, there is no assurance that the court will set the judgment aside. If the Default Judgment is not set aside, modified or appealed, and the former officer pursues collection of the Default Judgment against the Company, there will be extremely adverse consequences to the Company and its financial condition. However, the Company is unable to predict the outcome of this claim and, accordingly, no adjustment has been recorded in the financial statement in connection with their claim.



NOTE 10 - MAJOR CUSTOMERS

     For the years ended December 31, 2001 and 2000, the Company had one major customer accounting for 100 % of the Company's licensing revenue.

                               E-DATA CORPORATION

                            UNAUDITED CONDENSED BALANCE SHEET

--------------------------------------------------------------------------

                                                        March 31,
                                                          2002
                                                       ----------
ASSETS

CURRENT ASSETS
Cash                                                       24,360

PROPERTY AND EQUIPMENT, NET                                 1,859

PATENTS, NET                                               49,216


TOTAL ASSETS                                          $    75,435
                                                      ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
    Accounts payable and accrued expenses                $976,123
    Advances from stockholder and accrued interest        526,063
    Deferred revenue                                        4,673
Notes payable and accrued interest                        141,155
                                                         --------

TOTAL LIABILITIES                                       1,648,023
                                                      -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT
    Common stock, par value $.001;
    50,000,000 shares authorized;
    19,327,107 shares issued and outstanding               19,327
    Additional paid in capital                          4,785,297
    Unearned compensation                                (369,000)
    Accumulated deficit                                (6,008,212)
                                                       -----------

TOTAL STOCKHOLDERS' DEFICIT                            (1,572,588)
                                                       -----------


TOTAL LIABILITIES AND STOCKHOLDERS'  DEFICIT             $ 75,435
                                                         ========

                               E-DATA CORPORATION

                  UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                                 Three Months Ended March 31,
                                                    2002              2001
                                                 ------------------------------
                                                 ------------------------------
REVENUES
Patent infringements                              $ 42,500       $       --
Licensing Fees                                      16,500           23,622
                                                  --------        ---------

TOTAL REVENUES                                      59,000           23,622

OPERATING EXPENSES                                 429,204          433,103
                                                  ---------        --------

OPERATING LOSS                                    (370,204)        (409,481)

INTEREST EXPENSE                                    13,908            2,269
                                                  ---------         --------

NET LOSS                                        $( 384,112)       $(411,750)
                                                 ==========        =========


BASIC AND DILUTED WEIGHTED AVERAGE
 OMMON SHARES OUTSTANDING                       18,597,941       12,165,274
                                                ===========      ===========

BASIC AND DILUTED NET LOSS PER SHARE            $    (0.02)      $    (0.03)
                                               ============      ===========


                               E-DATA CORPORATION

                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
                                                                                      Three Months Ended March 31,
                                                                                           2002              2001
                                                                                ------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss
                                                                                       $(384,112)    $  (411,750)
    Adjustments to reconcile net loss to net cash used in
      operating activities:
    Depreciation and amortization                                                          8,488            8,598
    Stock based compensation                                                             170,625         (350,905)
    Accrued interest                                                                      13,908            2,269
    Changes in operating assets and liabilities:
    A Accounts payable and accrued expenses                                               74,818             (364)
    D Deferred revenue                                                                     4,673          (23,622)
                                                                                        ---------         --------

TOTAL ADJUSTMENTS                                                                        272,512          337,786
                                                                                        ---------        ---------

NET CASH USED IN
 OPERATING ACTIVITIES                                                                   (111,600)         (73,964)
                                                                                        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES


CASH FLOWS FROM FINANCING ACTIVITIES
    Advances from stockholder                                                             93,750               --
                                                                                        ---------       ----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                                 93,750               --
                                                                                        ---------       ----------

(DECREASE)IN CASH                                                                        (17,850)         (73,964)

CASH- Beginning                                                                           42,210           75,143
                                                                                        ---------          -------

CASH - Ending                                                                          $  24,360        $   1,179
                                                                                        =========        =========

                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1 - CONDENSED FINANCIAL STATEMENTS

     The Condensed Balance Sheet as of March 31, 2002, the Condensed Statements of Operations for the three months ended March 31, 2002 and 2001 and the Condensed Statements of Cash Flows for the three month periods ended March 31, 2002 and 2001 have been prepared by E-Data Corporation (the "Company") without audit. In the opinion of management, all adjustments (which include only normal, recurring adjustments) necessary to present fairly the financial position as of March 31, 2002 and for all periods presented have been made.

     For information concerning the Company's significant accounting policies, reference is made to the Company's Registration Statement on Form 10-SB and the financial statements therein for the year ended December 31, 2001. Results of operations for the period ended March 31, 2002 are not necessarily indicative of the operating results expected for the full year.

Going Concern Uncertainty

     The Company incurred a net loss of $384,112 for the three months ended March 31, 2002. Net cash flows used to fund operations were $(111,600) for the three months ended March 31, 2002. Management of the Company is implementing a plan to address this situation. The need to generate revenues is the Company's most urgent need. Thus, management will focus on two areas in the next year: licensing of infringers and "rocket docket" litigation. The licensing of infringers will entail identifying infringers, negotiating with them, and granting licenses in return for license fees or royalty payments. The "rocket docket" litigation will involve suing defendants in special Federal courts whose procedures are streamlined and whose operations are designed to yield quick decisions, frequently in less than one year. The first two of such lawsuits were started recently in Wisconsin, both against sheet-music publishers. With carefully chosen defendants in a handful of "rocket docket" cases, the Company hopes to obtain a number of favorable judicial decisions that it believes will generate revenues. Furthermore, it is hoped that the litigation itself will provide incentive to potential licensees to come to terms with the Company. The results of both the licensing program and the "rocket docket" will, it is hoped, generate revenues sufficient to fund operations and avert net losses. Under this plan, management hopes to increase revenues and generate profits and positive cash flows from operations. If the Company is unable to generate positive cash flows from operations, the Company will need to raise additional cash from outside sources to fund operations through March 31, 2003.

     There can be no assurances that the Company will be successful in its attempts to generate positive cash flows or raise sufficient capital essential to its survival. To the extent that the Company is unable to generate or raise the necessary operating capital it may become necessary to curtail or cease operations. Additionally, even if the Company does raise operating capital, there can be no assurances that the net proceeds will be sufficient enough to enable it to develop its business to a level where it will generate profits and positive cash flows. These matters raise substantial doubt about the Company's ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.


NOTE  2 - NET LOSS PER COMMON SHARE

     The Company displays earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" which requires dual presentation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income
(loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     For the three months ended March 31, 2002 and 2001, outstanding stock options, warrants and other potential stock issuances have not been considered in the computation of diluted earnings per share amounts since the effect of their inclusion would be antidilutive.

NOTE 3 - ADVANCES FROM STOCKHOLDER AND ACCRUED INTEREST

     On April 11, 2001, the Company entered into a Grid Note ("Initial Note") with a stockholder as part of a series of agreements (See Note 4). Pursuant to the Initial Note the stockholder will advance the Company up to $300,000 bearing interest at 10% per annum. Interest is payable on April 1, 2002 and 2003. Principal shall be paid with 25% of gross revenues collected with provisions to increase the percentage to 50% (as defined). All outstanding advances are to be paid on April 1, 2003. The Company was advanced $300,000 through December 31, 2001 under the Initial Note.

     On November 28, 2001 the Company issued 1,500,000 shares of common stock to the officer/stockholder in consideration for the Company's issuing an additional Grid Note of $300,000 ("Second Note") and in exchange for the officer/stockholder's agreement to a one-time waiver of his anti-dilution right. Accordingly, the Company recorded an expense of $375,000.

     Pursuant to the Second Note the stockholder will advance the Company up to $300,000 bearing interest at 10% per annum. Interest is payable monthly beginning December 28, 2001. The minimum amount the stockholder will advance will be $100,000. Principal shall be paid with the second 25% of gross revenues collected. All outstanding advances are to be paid on November 28, 2003. The total balance outstanding for both Grid Notes at March 31, 2002 was approximately $562,000, which includes approximately $32,000 of accrued interest. The Company was advanced $300,000 as of April 30, 2002 under the Second Note.

     The Company borrowed an additional $100,000 from Mr. Brodsky on June 27, 2002, and gave its Promissory Note (the $100,000 Note") as evidence of the debt. The loan bears interest at 10%, is payable from the third 25% of gross revenues, and matures on June 27, 2004. The $100,000 Note provides that no payments are required during the first 120 days of the term of the $100,000 Note. In addition, the Company entered into a Security Agreement with Mr. Brodsky also dated June 27, 2002, pursuant to which Mr. Brodsky was granted a security interest in and lien upon the Freeny Patent. The security interest was granted to secure performance of the Company's obligation under the First Grid Note, the Second Grid Note, and the $100,000 Note. The Security Agreement provides that the Company has 30 days from the date of the agreement to cure any defaults that exist as of the date of the agreement.

  NOTE 4 - STOCKHOLDERS' DEFICIT


     On April 11, 2001, the Company entered into a series of agreements with an officer/stockholder as follows:

     1. Consulting agreement - The Company entered into a two-year agreement with the officer/stockholder whereby the officer/stockholder shall be engaged as the Company's highest ranking officer, and shall have such powers and authority, equivalent to that of a Chief Executive Officer. Pursuant to the agreement, on April 11, 2001 and July 28, 2001 the Company issued 1,200,000 and 250,000 shares respectively, of its common stock to the officer/stockholder as compensation for the first year, with an additional 250,000 shares to be issued in four equal installments for the second year. Accordingly the Company recorded an expense of $396,000 and $82,500, respectively during the year ending December 31, 2001.

     2. Stock Option agreement - The Company granted to the officer/stockholder an option to purchase up to 300,000 shares of its common stock at an exercise price of $0.29 per share ("Initial Option") during the period April 11, 2002 through April 11, 2007. The Initial Option became exercisable if revenues from licensees and or settlement payments were at least $3,000,000. If revenues exceeded $3,000,000 the officer/stockholder would have been able to purchase an additional 700,000 shares of its common stock at an exercise price of $0.29 per share ("Additional Option"). The Additional Option would be granted in 100,000 increments for each $1,000,000 of revenues greater than the initial $3,000,000 of revenues. The Initial Option and Additional Option were deemed terminated on April 11, 2002, since the Company has received less than $3,000,000 in revenues.

     3. Initial Note - The officer/stockholder issued a $300,000 Grid Note to the Company (See Note 3)

     4. Anti-Dilution - Pursuant to an Anti-Dilution Agreement, the Company has given the officer/stockholder certain anti dilution rights if the Company should issue additional common stock. Under the terms of the agreement, the officer/stockholder will be issued approximately 450,000 shares.

     In January 2002, the Company issued 1,250,000 shares of its common stock to three officers (includes 550,000 shares to Tibor Tallos and 250,000 shares to J. Herbert Dahm) for services to be performed during 2002. As a result of this issuance, the Company will recognize $300,000 of compensation expense during the year ending December 31, 2002. The Company has recorded $75,000 as compensation expense for the three months ended March 31, 2002.

     In January 2002, the Company issued 800,000 shares of its common stock to various consultants (includes 200,000 shares to Jeffrey Brodsky) for services provided. As a result of the issuances, the company will recognize $192,000 of compensation expense during the year ending December 31, 2002. The Company has recorded $48,000 as compensation expense for the three months ended March 31, 2002.

     In February 2002, the Company issued 75,000 shares of its common stock to a consultant for services provided. As a result of this issuance, the Company recorded an expense of $27,000.

     On March 6, 2002, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation, changing the par value of its common stock from $0.002 to $0.001. The Company's records have been adjusted to reflect this change retroactive to January 1, 2002.

 NOTE 5 - RELATED  PARTY AND OTHER TRANSACTIONS

     Medical  Arts  Office  Services,  Inc.  ("MAOS"),  of which  the  Company's
Chairman is the sole shareholder, provided the Company with accounting, bookkeeping and paralegal services. For the three months ended March 31, 2002 the total payments made by the Company to MAOS were $29,815. At March 31, 2002 $67,849 due to MAOS was included in accounts payable.

     The Company made payments to certain entities affiliated with the Company's Chairman, principally for database and operating system support, hardware leasing, maintenance, related administrative services and rent. The payments to these affiliates amounted to $8,770 for the three months ended March 31, 2002. At March 31, 2002 $7,307 due to the affiliated entities was included in accounts payable.

     There were no services provided or payments made by the Company either to MAOS or any of the entities affiliated with the Company's Chairman during the three months ended March 31, 2001.

     Consulting Agreement

     The Company has entered into a Consulting Agreement with Jeffrey Brodsky effective January 1, 2002 through December 31, 2002. Pursuant to the agreement, Mr. Brodsky has agreed to serve as the Infringement Review consultant. For his services, Mr. Brodsky received 200,000 shares of the Company's Common Stock. As a result of this issuance, the Company will record an expense of $43,000 during the year ended December 31, 2002.


NOTE 6 - COMMITMENTS AND CONTINGENCIES

     The Company is delinquent in paying several of its outstanding debts and has been notified by several creditors that they have already initiated or may pursue legal remedies. The Company believes that all amounts are appropriately accrued in its financial statements. Since the Company does not currently have the financial resources to satisfy these debts, it intends to negotiate settlements with its creditors in the near term. It is not possible to predict the ultimate outcome of these matters.

    Tax Compliance

               The Company has not issued form 1099's to the parties or the Internal Revenue Service for the Common Stock granted during the years ended December 31, 2001 and 2000. At any time the Internal Revenue Service could declare the Company in default of it's statutory responsibility and could file a tax lien on the Company's assets or take other action against the Company and its responsible officers. Although it is possible that the IRS could file a lien, Management does not believe that the results of the Company's failure to issue 1099s would have a material adverse effect on the Company's business. It is not possible to predict the ultimate outcome of this matter and accordingly, no amounts have been accrued for any liability that may result.

         Employment Agreements

               The Company has entered into an employment agreement with Tibor Tallos effective January 1, 2002 through December 31, 2002. Pursuant to this agreement, Mr. Tallos has agreed to serve as a Director and President at an annual salary of $30,000, plus the issuance to Mr. Tallos of 550,000 shares of Common Stock. As a result of the issuance the Company will record an expense of $132,000 during the year ending in December 2002.

               The Company has entered into an employment agreement with J. Herbert Dahm effective January 1, 2002 through December 31, 2002. Pursuant to this agreement, Mr. Dahm has agreed to serve as Secretary and Senior Vice President at an annual salary of $24,000, plus the issuance to Mr. Dahm of 250,000 shares of Common Stock. As a result of the issuance the Company will record an expense of $60,000 during the year ending December 31, 2002.

          Legal Matters

          Litigation

               The Company is involved in litigation through the normal course of business, except for the items described below. The Company believes that the resolution of those matters will not have a material adverse effect on the financial position of the Company.

               E-data sued Telebase Systems, The Library Corporation, Intuit, and fifteen other defendants in the Federal District Court for the Southern District of New York ("SDNY" or the "District Court") in 1995 (the "SDNY case"). During those proceedings, the District Court ordered E-data to file a binding claim construction report, that is, a series of definitions of some of the important terms used in the Freeny Patent. The District Court rendered an opinion on May 15, 1998, narrowly construing the claims of the Freeny Patent in a manner that was extremely unfavorable to the Company.

               After the District Court's decision, the parties entered into a Stipulated Order and Judgment in which E-data conceded that none of the defendants had infringed, or was then infringing, any claim of the Freeny Patent as construed by the District Court. That Judgment enabled E-data to appeal to the Court of Appeals for the Federal
          Circuit (the "CAFC"), claiming that the District Court's claim construction was incorrect.

               The CAFC, in a unanimous decision, vacated the District Court decision, holding that the claim construction by the District Court was too narrow in each of five claims considered. The CAFC also concluded, in favor of E-data, that neither the doctrine of waiver nor the doctrine of judicial estoppel - legal theories raised by some of the defendants - applied in this case. However, the CAFC did not agree with the Company's contention that a personal computer's hard disk was a "material object."

               The CAFC remanded the case to the District Court for further proceedings.

               During the District Court and CAFC proceedings, several of the defendants entered into settlement agreements with the Company. The terms of those agreements are prohibited, by the agreements themselves, from being disclosed. As of March 15, 2002, only 3 of the original 18 defendants in the SDNY case remained.

               The next development was a motion for summary  judgment,  brought in the District Court by some of the defendants. The judge before whom the motion was brought has taken under consideration certain pre-motion proceedings, which, together with the time required to decide the motion itself, may result in many months elapsing before a decision is reached on the merits of the motion for summary judgment. E-data plans to oppose the summary judgment motion vigorously.

               Under previous management, two lawsuits were started in Connecticut. The first involved three defendants, with all of whom the Company either reached settlement agreements (which were not significant) or voluntarily withdrew its claims. The second Connecticut action involved 18 defendants. During the course of the SDNY case, some of these defendants were determined by the Company not to be infringers; others voluntarily settled with the Company, usually by entering into a license agreement. Eventually, the Company agreed to dismiss the matter against the remaining defendants without prejudice, retaining the right to reinstate the lawsuit if the outcome of the SDNY case is favorable to the Company.

               On July 10, 2001, Greenberg Traurig LLP ("Greenberg") filed suit against the Company in the Supreme Court of the State of New York, County of New York, alleging that the Company owes Greenberg approximately $455,000 and 150,000 shares of common stock, in payment for legal services provided by Graham & James LLP ("Graham & James") to the Company. Greenberg purports to be the assignee of certain of Graham & James' accounts receivable, including an account allegedly owed by the Company. Greenberg's specific causes of action are for:
          (1) account stated;  (2) breach of contract;  (3) quantum meruit;  and
          (4) specific performance.

               On November 30, 2001, the Company answered Greenberg's complaint and asserted several affirmative defenses including: legal malpractice; unclean hands; duress; and undue influence. In addition, the Company brought counterclaims against Greenberg for malpractice, breach of fiduciary duty, and breach of contract. On December 5, 2001, the Company filed a third party complaint against Graham & James and three individuals for malpractice, breach of fiduciary duty, and breach of contract. The three individuals all were attorneys affiliated with Graham & James and provided legal services to E-Data.

               This litigation is currently in the discovery phase and E-data intends to pursue vigorously all its claims and defenses. However, the Company is unable to predict the outcome of this claim and, accordingly, no adjustment has been recorded in the financial statement in connection with their claim.

               A default judgment was entered against the Company in state court in Utah. The Default Judgment is in the amount of $18 million and was entered in favor of a former officer of the Company based on alleged non payment of certain notes and a consulting agreement. The majority of the $18 million Default Judgment is based on an alleged obligation to transfer 1,000,000 shares of Company stock to the former officer and a one-time aberration in the Company stock price of $11.00 per share. The Company has retained counsel in Utah to move the Default Judgment for excusable neglect and because there are numerous meritorious defenses to the former officer's claims. The Company believes that its meritorious defenses include, but are not limited to, accord and satisfaction, statute of limitations, waiver, release, and failure of consideration. Finally, even if the former officer is entitled to stock in the Company, the former officer has grossly overstated the value of the Company stock and has used an unreasonable aberration in the stock price to calculate his alleged damages. While the Company will vigorously pursue an order setting aside the Default Judgment, there is no assurance that the court will set the judgment aside. If the Default Judgment is not set aside, modified or appealed, and the former officer pursues collection of the Default Judgment against the Company, there will be extremely adverse consequences to the Company and its financial condition. However, the Company is unable to predict the outcome of this claim and, accordingly, no adjustment has been recorded in the financial statement in connection with their claim.



NOTE 7 - MAJOR CUSTOMERS

     For the three months ended March 31, 2001, the Company had one major customer accounting for 100% of revenues, which was from licensing fees. For the three months ended March 31, 2002, the Company had two major customers accounting for 100% of revenues, 71% of which was the patent infringement revenue and 29% of which was licensing fee revenues.

                                    PART III


 Document                                                                                    Exhibit No.

Certificate of Incorporation filed with the Delaware Secretary of State                           2.1
      on March 12, 2002
By-Laws                                                                                           2.2
Agreement and Plan of Merger
Second Amended and Restated Contract to Purchase Technology                                       6.1
     dated December 28, 1994
Form of Employment/Consulting Agreement                                                           6.2
Consulting Agreement between Bert E. Brodsky and the Company,
     dated April 11, 2001                                                                         6.3
Grid Note in the aggregate principal amount of $300,000, from the Company
     to Bert E. Brodsky, dated April 11, 2001                                                     6.4
Grid Note in the aggregate principal amount of $300,000, from the Company
     to Bert E. Brodsky, dated November 28, 2001                                                  6.5
Note Modification Agreement between Bert E. Brodsky and the Company
     Dated November 28, 2001                                                                      6.6
Promissory Note in the principal amount of $100,000, from the Company
     to Bert E. Brodsky, dated June 27, 2002                                                      6.7
Security Agreement between Bert E. Brodsky and the Company, dated June 27, 2002                   6.8
Foreign Patent Registration Numbers                                                               7.1
Consent of Independent Auditors to the Use of Financial Statements                               10.1

                                   SIGNATURES


     Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               E-DATA CORPORATION


June  , 2002                                    By:/s/Bert E. Brodsky
                                                      Bert E. Brodsky, Chairman
                                                       of the Board and
                                                       Chief Executive Officer